UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER:  001-34608

CUSIP NUMBER:  67086W 105

(Check One): ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: June 30, 2012

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended: ____________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

Andatee China Marine Fuel Services Corporation

Full Name of Registrant

N/A

Former Name if Applicable

290 Kangji East Building 22nd Floor, Tianmu West Road, Zhabei District

Address of Principal Executive Office (Street and Number)

Shanghai City, People’s Republic of China

City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K, or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 10-KSB, 20-F, 11-K, 10-Q, 10-QSB, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

The Registrant’s Quarterly Report on Form 10-Q for the period ended June 30, 2012 (the “Quarterly Report”) cannot be filed within the prescribed time period because the Registrant requires additional time to finalize the Quarterly Report and the financial statements included therein. Specifically, the additional time is required to allow the Registrant to investigate and analyze the facts related to a misappropriation of inventory and cash that was perpetrated by a former employee and that occurred sometime during late June and early July 2012, to properly reflect the financial impact of the event into the financial statements and to draft accurate narrative disclosures of all material information related to this event to be incorporated into the Quarterly Report. The Registrant and its independent accountants are working to complete the Quarterly Report as expeditiously as possible. The Registrant is not yet able to determine the impact on the operating results for the June 30, 2012 fiscal quarter because part of the ongoing investigation relates to the specific period impacted by the loss (i.e., the quarter ended June 30, 2012 and the quarter ended September 30, 2012) and the amount of the loss has not been conclusively determined. The Registrant expects that the Quarterly Report that is subject hereof will be filed within the time allowed by the extension.

PART IV -- OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Haipeng Wang	011 (86 21)	5015 2590
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes ☐ No ☒

There may be significant changes in results of operations for the fiscal period in question, the magnitude of which the Registrant is not yet in a position to assess since the above referenced inquiry by the company is in process.

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Andatee China Marine Fuel Services Corporation

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 15, 2012	By:	/s/ Haipeng Wang
Name: Haipeng Wang
Title: Chief Financial Officer

INSTRUCTION.  The form may be signed by an executive officer of the registrant or by any other duly authorized representative.  The name and title of the person signing the form shall be typed or printed beneath the signature.  If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION Intentional misstatements or omissions of fact constitute Federal criminal violations. (See 18 U.S.C. 1001).